

Charlie Blume
Compliance Manager
Wells Fargo Securities, LLC
MAC H0004-05E
5th Floor
St. Louis, MO 63103
314-875-8691

April 8, 2025

U.S Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A.
SBSE A/A Summary of Changes

1. Added Nigel Dyble as Principal on Schedule A
2. Removed Dan George as Principal on Schedule A
3. Removed Jon Weiss as Principal on Schedule A
4. Current 7R was uploaded
5. Schedule B, no new items added. Previous items have been uploaded and saved

Sincerely,

Charlie Blume

Wells Fargo Bank, N.A.